UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated April 28, 2022

2.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Item 1

Earnings Release Q1 2022

Luxembourg, April 28, 2022

Millicom (Tigo) reports continued growth in all business lines1

Strong financial and operational performance driven by robust customer growth and continued broad-based revenue growth across all countries and business lines for a third consecutive quarter.

Highlights Q1 2022*

•	Revenue up 40.9% year-on-year reflecting mainly the consolidation of Guatemala.

•	Service revenue (non-IFRS) organic growth of 4.6%.

•	Net profit of $23 million or $0.23 per share, and operating profit up 126.3% year-on-year to $234 million.

•	Mobile postpaid net additions of 320,000 (including 259,000 in Colombia) driving customer base 27% higher.

•	Home fiber-cable net additions of 74,000, driving subscriber growth of 8.4%.

Financial highlights ($ millions)	Q1 2022	Q1 2021	% change	Organic % Change
Revenue	1,408	999	40.9%	4.5%
Operating Profit	234	103	126.3%
Net Profit	23	42	(45.8)%
Non-IFRS measures (*)
Service Revenue	1,300	946	37.4%	4.6%
EBITDA	564	362	55.8%	0.2%
Capex	199	120	65.5%
Operating Cash Flow	365	242	51.0%	(7.6)%

*See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Mauricio Ramos commented:

"We are off to a strong start in 2022, with operating and financial results ahead of our plans. Our Mobile business performed particularly well, especially in Colombia, where we have added one million postpaid subscribers over the past 12 months, implying growth of more than 50% in the country, and puts us well on track toward achieving the scale we need to sustain higher levels of profitability in that market over the long term.

B2B also performed strongly, with growth accelerating to about 5%, our fastest growth in more than three years. This is a direct result of our strategic focus in this area in recent years. As discussed at the recent Investor Day, we have simplified our product set around clear customer segments, and we have invested to develop the technical sales capabilities needed to meet the strong demand for cloud and other digital services. Meanwhile, Home continued to perform strongly, with solid net adds and service revenue growth of just over 5% as compared to a very strong Q1 in 2021. We anticipate faster growth in H2 2022, as we ramp up our planned network expansion toward our goal of adding approximately 1 million new homes passed in 2022.

1 With the exception of balance sheet and cash flow items, the comparative 2021 financial information in this earnings release has been adjusted for the classification of our operations in Tanzania as discontinued operations. Our operations in Tanzania were disposed on April 5, 2022.

Earnings Release Q1 2022

We continued to develop Tigo Money, our Fintech business, boosting our commercial efforts in Guatemala and readying the Panama launch later this year, and we are advancing with the plans outlined at our recent Investor Day to unlock value from both our Tigo Money and our Infrastructure businesses.

Finally, I am pleased to report that we have once again ranked as the top telco in the region in the 2022 Great Place to Work survey, placing in the Top 5 in eight of our nine countries and #5 in Central America across all industries.

Based on the broad-based nature of our solid performance in Q1, I am confident that 2022 will be an outstanding year for Millicom, now entirely focused on the Latin America region."

2

Earnings Release Q1 2022

Subsequent Events

On April 5, 2022, we closed the previously-announced disposal of our operations in Tanzania to a consortium led by Axian, a pan-African group, thereby completing our exit from the African region. In accordance with the terms of the sale, Axian has assumed ownership of the business, including its debt and other obligations, and Millicom has received net cash consideration of approximately $100 million.

On April 13, 2022, MIC S.A. repaid an additional $100 million on the bridge loan agreement entered into on November 10, 2021 for the acquisition of the remaining 45% equity interest in its Guatemala joint venture business. As of April 28, 2022, $350 million of this bridge facility remained outstanding.

Group Quarterly Financial Review - Q1 2022

Income statement data (i) (IFRS)	Q1 2022	Q1 2021	% change
$ millions (except EPS in $)
Revenue	1,408	999	40.9%
Cost of sales	(370)	(278)	(33.3)%
Gross profit	1,038	722	43.9%
Operating expenses	(474)	(360)	(31.8)%
Depreciation	(256)	(198)	(29.4)%
Amortization	(81)	(105)	22.7%
Share of profit in joint ventures	8	61	(87.0)%
Other operating income (expenses), net	—	(17)	98.4%
Operating profit	234	103	126.3%
Net financial expenses	(141)	(130)	(8.3)%
Other non-operating income, net	4	57	(92.6)%
Gains (losses) from other JVs and associates, net	1	(1)	NM
Profit before tax	99	30	NM
Net tax expense	(69)	(20)	NM
Profit for the period from continuing ops.	29	9	NM
Non-controlling interests	(1)	19	NM
Profit (loss) from discontinued operations	(5)	14	NM
Net profit for the period	23	42	(45.8)%
Weighted average shares outstanding (millions)	100.46	101.33	(0.9)%
EPS	0.23	0.41	(45.3)%

(i) Since acquiring the remaining 45% equity interest on November 12, 2021, the Guatemala business is fully consolidated in our financial statements.

The consolidation of Guatemala is the most important factor affecting most lines of the Q1 2022 financial data when compared to Q1 2021. For brevity purposes, we omit repeated mentions of the Guatemala transaction when discussing the reasons for changes in financial performance year-on-year. To facilitate comparisons, proforma income statement data are included in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

3

Earnings Release Q1 2022

In Q1 2022, revenue increased 40.9% year-on-year, fueled by positive organic growth in all business lines and countries, which more than offset the impact of weaker currencies in some countries. Excluding the impact of the Guatemala acquisition and currency movements, revenue increased 4.5% on an organic basis.

Operating expenses increased 31.8% year-on-year, reflecting increased investment to support the development and expansion of our Tigo Money fintech business, as well as sales and marketing costs to support customer growth, especially in our Colombia mobile business.

Amortization declined by 22.7%, as Q1 of 2021 was impacted by the accelerated amortization of the legacy Cable Onda brand upon our re-branding to Tigo in Panama in 2021. Our share of profits in joint ventures decreased sharply as this line now reflects only our operations in Honduras after the consolidation of the Guatemala operations in November 2021.

As a result of the above factors, operating profit rose 126.3% year-on-year.

Net financial expenses increased $11 million year-on-year, reflecting the increase in debt related to the Guatemala acquisition, partially offset by the benefit of refinancing activity in the last 12 months.

Other non-operating income of $4 million reflects a gain on foreign exchange hedges, partly offset by foreign exchange losses. This compares to income of $57 million in Q1 2021 stemming from the revaluation of our former equity investment in Helios Towers, as well as foreign exchange gains.

Charges for taxes increased to $69 million in Q1 2022 from $20 million in Q1 2021 primarily due to the Guatemala acquisition and to a $25 million provision resulting from a one-off adverse tax ruling related to earlier years.

Non-controlling interests amounted to a $1 million loss in Q1 2022, reflecting our partners' share of net profits in Panama and Colombia. This compares to a gain of $19 million in Q1 2021, reflecting our partners' share of net losses during that period.

Our Africa operation was moved to discontinued operations as a result of the completion of the sale of our former Tanzania operation on April 5. Loss from discontinued operations of $5 million in Q1 2022 compares to a profit of $14 million in Q1 2021.

4

Earnings Release Q1 2022

Net profit attributable to owners of the company was $23 million, or $0.23 per share compared to $42 million ($0.41 share) in Q1 2021. The decline year-on-year largely reflects the incremental tax provision in Q1 2022 as well as the one-off Other non-operating profit in Q1 2021.

The weighted average number of shares outstanding during the quarter was 100.46 million, a decline of 0.9% year-on-year, as share repurchases during 2021 more than offset issuance under the employee share-based compensation plans. As of March 31, 2022, we had 101,739,217 shares outstanding, including 1,269,781 held in treasury.

5

Earnings Release Q1 2022

Cash Flow

Cash flow data* ($ millions)	Q1 2022	Q1 2021	% change
EBITDA from continuing operations	564	362	55.8%
EBITDA from discontinued operations	30	32	(6.6)%
EBITDA including discontinued operations	594	394	50.7%
Cash capex (excluding spectrum and licenses)	(276)	(233)	(18.8)%
Spectrum paid	(30)	(20)	(51.2)%
Changes in working capital	(129)	(169)	23.8%
Other non-cash items	5	(2)	NM
Taxes paid	(62)	(9)	NM
Operating free cash flow	101	(38)	NM
Finance charges paid, net	(102)	(92)	(12.0)%
Lease interest payments, net	(38)	(36)	(4.8)%
Lease principal repayments	(44)	(29)	(50.6)%
Free cash flow	(83)	(195)	57.4%
Repatriation from joint ventures and associates	14	15	(9.3)%
Dividends and advances to non-controlling interests	—	(3)	NM
Equity free cash flow	(69)	(183)	62.1%

* This table includes non-IFRS measures. See page 12 for a description of non-IFRS measures. On November 12, 2021, we acquired the remaining 45% interest in our Guatemala operation, and we began to consolidate Guatemala as of that date. As a result, Cash Flow metrics for 2022 are not directly comparable to those of 2021, which did not include Guatemala. During 2021, our Guatemala operation generated Equity Free Cash Flow of $431 million, although the acquisition has resulted in additional recurring financing and tax charges for the Group. Additionally, cash flow data includes our operation in Tanzania until its disposal on April 5, 2022.

During Q1 2022, Operating Free Cash Flow (OFCF) was $101 million, an increase of $140 million year-on-year, with most line items impacted primarily by the consolidation of Guatemala. Other factors impacting OFCF in Q1 2022 include a decline in working capital, which reflects temporary timing differences that should normalize in future periods, and higher taxes paid, due to the Guatemala acquisition and to improved profitability.

Finance charges increased $10 million, reflecting the increase in debt to finance the Guatemala acquisition.

Finally, repatriation from joint ventures and associates was $14 million, stable relative to Q1 2021. As a result of the above factors, Equity Free Cash Flow (EFCF) was negative $69 million in the period, reflecting usual seasonality in the first quarter. EFCF in Q1 2022 increased $113 million compared to Q1 2021, largely due to consolidation of the Guatemala operation.

6

Earnings Release Q1 2022

Debt

($ millions)	March 31, 2022	December 31, 2021
USD Debt	4,507	4,827
Local Currency Debt	2,916	2,917
Debt	7,423	7,744
Cash	699	930
Net Debt*	6,724	6,814
Leases	1,071	1,167
Net Financial Obligations*	7,795	7,981
EBITDA* (LTM)	1,719	1,639
Proforma Adjustments	534	747
Proforma EBITDA*	2,253	2,385
Leverage*	3.46x	3.34x

* Net Debt, Net financial obligations, EBITDA and Leverage are non-IFRS measures and are IFRS consolidated figures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. Cash includes term deposits of $3.3 million as of March 31, 2022. Proforma adjustments relate to the acquisition of the Guatemala operation on November 12, 2021, and the disposal of Tanzania. Proforma for the Africa disposal and for the planned $750 million rights issue, leverage would be approximately 3.09x, and leverage after leases would be 2.96x.

As of March 31, 2022, debt was $7,423 million compared to $7,744 million at the end of 2021. The decline of $321 million mostly reflects the reclassification of Africa as held for sale. During the quarter, our Guatemala subsidiaries completed the issuance of a new 10-year $900 million Bond with a coupon of 5.125%. Proceeds from this bond as well as cash were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in our Tigo Guatemala operations. As of March 31, 2022, a balance of $450 million remained unpaid under the initial $2.15 billion bridge loan agreement.

Excluding the remaining bridge loan balance, approximately 62% of debt at March 31, 2022 was held at our operating entities, and 38% was at the corporate level. Excluding remaining bridge loan balance, the average interest rate on our debt was stable at 5.5%, while the currency mix changed due to the new Comcel bond. As of March 31, 2022, 42% of our debt was in local currency or swapped for local currency down from 47% as of December 31, 2021. In addition, 84% of our debt was at fixed rates or swapped for fixed rates with an average maturity of 6.2 years, in line with our targets. On our dollar-denominated debt2, the average rate was 5.0% with an average maturity of 6.3 years, as of March 31, 2022, as compared to an average rate of 4.8% and an average maturity of 6.4 years as of December 31, 2021.

Our cash position was $699 million as of March 31, 2022, a decrease of $231 million compared to $930 million as of December 31, 2021, as we continued to pay down debt and reflecting the seasonality of our cash flow in Q1. Of our cash balance, 65% was held in U.S. dollars. As a result, our net debt was $6,724 million as of March 31, 2022, a decrease of $90 million during the quarter.

2 Including also SEK denominated bonds

7

Earnings Release Q1 2022

In addition, as of March 31, 2022, we had lease liabilities of $1,071 million, which represented 13% of gross financial obligations. Including these lease liabilities, net financial obligations were $7,795 million as of March 31, 2022, a decrease of $186 million during the quarter, which mostly reflects the reclassification of Africa as held for sale. Leverage, which includes our lease obligations, was 3.46x as of March 31, 2022, increasing from 3.34x as of December 31, 2021 mostly as a result of the deconsolidation of our Africa segment and considering that cash proceeds of approximately $100 million from the sale are not reflected in the balance sheet as of March 31, 2022. Excluding the impact of leases, leverage after leases would have been 3.37x, compared to 3.28x as of December 31, 2021.

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

Economic activity in our markets continued to recover from the pandemic, while remittances from the U.S. to Central America sustained double-digit growth year-on-year. Meanwhile, vaccination rates improved in all markets and exceeded 60% in Colombia, Costa Rica, El Salvador and Panama. During the quarter, COVID-19 cases spiked due to the Omicron variant, but the related impact on mobility and on our business was minor.

Average foreign exchange rates for the currencies in our markets were generally stable during the quarter, although the cumulative effect over the past year has had a more material negative impact on the company's financial performance, with the Colombian peso down 8.1%, the Costa Rican colón down 5.4%, and the Paraguayan guaraní 3.9% lower than in Q1 2021. Foreign exchange rates and movements are presented on page 14.

8

Earnings Release Q1 2022

Key Performance Indicators

Key Performance Indicators* (‘000)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q1 2022 vs Q1 2021
Mobile customers	39,956	39,802	38,971	38,164	37,912	5.4%
Of which 4G customers	19,282	19,046	18,123	17,099	16,595	16.2%
Of which postpaid subscribers	5,935	5,615	5,278	4,945	4,661	27.3%
Mobile ARPU ($)	6.1	6.3	6.3	6.3	6.4	(4.7)%
Homes passed	12,237	12,083	11,936	11,796	11,652	5.0%
Of which HFC/FTTH	11,965	11,810	11,660	11,507	11,353	5.4%
Customer relationships	4,762	4,704	4,672	4,608	4,519	5.4%
Of which HFC/FTTH	4,062	3,988	3,928	3,844	3,747	8.4%
HFC/FTTH revenue generating units	8,524	8,360	8,180	7,975	7,678	11.0%
Of which Broadband Internet	3,719	3,637	3,578	3,494	3,391	9.7%
Home ARPU ($)	27.5	27.9	28.1	28.6	28.9	(4.8)%

* KPIs re-presented to include Guatemala in all periods and exclude Africa, which has been classified as discontinued operations, and our joint venture in Honduras, which is not consolidated in the Group figures.

9

Earnings Release Q1 2022

Mobile services

We ended Q1 2022 with 40.0 million customers, an increase of 154,000 during the quarter, including 320,000 net additions in postpaid, with over 250,000 of these coming from Colombia, and 4G smartphone data users now account for 48% of our mobile customer base, up from 44% in Q1 2021.

Mobile ARPU declined 4.7% year-on-year partly due to weaker foreign exchange rates. In local currency terms, ARPU increased in Colombia, El Salvador, Panama and Nicaragua, four countries where we have invested significantly to upgrade our networks over the past two years.

Broadband and other fixed services

In Home, our residential broadband business, we continued to experience healthy demand for our services, and we added 74,000 HFC/FTTH customer relationships in the quarter, with Colombia, Guatemala and Bolivia accounting for the majority of those customer gains. At the end of Q1 2022, our networks passed 12 million homes, an increase of 154,000 during the quarter, as we continued to ramp up our build, expanding our network mainly in Colombia and Bolivia. As a result, penetration on our HFC/FTTH network increased to 34.0%, an increase of 0.9 percentage points from 33.0% in Q1 2021.

Home ARPU declined 4.8% year-on-year, due largely to weaker currencies. Excluding the currency impact, Home ARPU declined 1.3% due in part to faster growth from customers who subscribe only to our broadband services. Broadband-only customers a lower ARPU as compared to customers who sign up for double or triple-play packages, but serving these customers entails lower direct costs and lower capex, given the absence of TV content costs and set-top boxes.

Financial indicators

Financial Highlights*	Q1 2022	Q1 2021	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,408	999	40.9%	4.5%
Service revenue	1,300	946	37.4%	4.6%
Mobile	737	454	62.2%
Cable and other fixed services	545	477	14.3%
Other	18	15	22.7%
EBITDA	564	362	55.8%	0.2%
EBITDA margin	40.0%	36.2%	3.8 pt
Capex	199	120	65.5%
OCF	365	242	51.0%	(7.6)%

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and lease capitalizations. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

10

Earnings Release Q1 2022

In Q1 2022, revenue increased 40.9% year-on-year to $1,408 million, while service revenue increased 37.4% to $1,300 million. Adjusting for the acquisition of Guatemala and for currency movements, organic service revenue growth was 4.6% year-on-year, benefiting from a third consecutive quarter of positive growth in all countries and business units.

El Salvador sustained its strong performance, with service revenue growing 10.3%, driven by high-single digit growth in mobile and home and double-digit growth in B2B. In Colombia, mid-teen growth in mobile led to 7.8% local currency growth in that country. In Paraguay, mobile growth and double-digit B2B growth drove 4.9% service growth. Finally, organic service revenue grew 9.1% in Nicaragua and 6.7% in Costa Rica. In contrast, growth was less than 1% in Bolivia, where price competition remains intense in mobile, and in Guatemala, due to softer performance and tougher comparisons against a robust Q1 2021 in mobile.

By business unit, Home service revenue grew 5.3% organically, fueled by robust customer growth, partially offset by a 1.3% organic decline in ARPU. In our consumer Mobile business, organic service revenue grew 3.6% year-on-year, driven by roughly 10% growth in postpaid. Finally, B2B service revenue had its best performance in two years, increasing 4.9% organically, as the majority of countries saw improved B2B performance during the quarter.

EBITDA was $564 million, and increased 55.8% year-on-year. Excluding the acquisition of Guatemala and changes in FX rate, organic EBITDA (non-IFRS) increased 0.2%. The flat EBITDA reflects increased commercial activity to support faster customer growth in Colombia since April of 2021, the investments to support the expansion of our Tigo Money business, as well as lower than usual levels of bad debt and incentive compensation in Q1 of 2021.

By country, EBITDA local currency growth was solid in Costa Rica (16.1%), Paraguay (9.4%), El Salvador (7.5%), Panama (6.1%), Nicaragua (4.5%), while Colombia EBITDA declined by 2.3% due to increased sales and marketing expenses as well as the insourcing of a network services contract and the impact of a 10% increase in wages in January. EBITDA declined 2.6% in Bolivia due to a flat top line, reflecting continued competitive pressure in mobile and a slowdown in Home which grew 12% in Q1 2022, compared to growth of approximately 15% in Q1 2021.

Capex was $199 million in the quarter. In Mobile, we added more than 700 points of presence to our 4G network during the quarter, and we ended with more than 16,300 points of presence, an increase of 21% year-on-year. At the end of Q1 2022, our 4G networks covered approximately 78% of the population (which is approximately 120 million in our markets), up from approximately 73% at Q1 2021.

Operating Cash Flow (OCF) increased 51.0% year-on-year to $365 million in Q1 2022. Excluding the impact of the acquisition of Guatemala and currencies, OCF declined 7.6% organically, due to EBITDA and capex phasing, in line with our plans.

11

Earnings Release Q1 2022

ESG highlights – Q1 2022

Environment

Our first near-term Science-Based Targets were submitted in December 2021 and are consistent with a climate scenario limiting global warming to 1.5°C for Scopes 1 and 2 and to 2°C for Scope 3 emissions. Validation of these targets remains pending, but work across technical, environmental and supply chain functions has been underway since the beginning of 2022 to scale and implement the workstreams and practices that will enable us to reach the established targets. Approximately 30% of the planned capex in 2022 is expected to result in energy efficiency and emissions reduction.

Society

Digital Education

We are launching today a new phase of our Conectadas program. Since 2017 we have been providing women and girls with education and tools for them to gain knowledge and ultimately access to the opportunities the digital dimension may offer to their families, communities, small businesses. Conectadas impacted over 560,000 women so far. The educational modules developed with the Grameen Foundation will cover financial education and management both for individuals as well as entrepreneurial projects.Today we launch our online platform to hopefully reach more women and girls in Latin America and support their empowerment through education.

We finalized the 20-course curriculum which will populate the Maestr@s Conectd@s web application we are developing with our partner AHYU. As with the previous project, we seek to target the education related professionals of all countries through a portal offering them learning tools as well as a digital community. The portal will also offer the virtual place for the second Regional Congress. Connectivity is an unprecedented vector for education, especially for those communities which may not be reached by traditional education models.

Two final Fundación Real Madrid Alliance launches took place in February (Guatemala and Honduras), and Paraguay is already working on its launching activities. All countries have already planned and started the implementation of their 2022 activities with the local partners in a synergy of values, sports, and digital skills involving children, their mentors, and their families.

Supply Chain Management

After the successful first year of the online platform, we are getting ready to kick off the training for 2022. In addition, and related with our Scope 3 emissions reduction commitments, we are working with the regional procurement team to adapt internal processes, work with key suppliers and continue developing internal capabilities for Scope 3 measurement and tracking, through workshops customized and designed for our specific characteristics and needs.

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Earnings Release Q1 2022

Governance

Compliance

In Q1 2022, we formally launched the Company’s revised Code of Conduct and Anti-Corruption Policy. While other policies have also been updated, they will be formally launched later in the year, accompanied by a corresponding communication campaign.

We continue using data analytics for the design of our targeted Compliance training courses, particularly tackling root causes of perceived risks. We are also preparing for our flagship annual training campaign in digital format. This year, the training will feature employee videos, which will serve as learning scenarios for the organization.

Video conference details

A video conference to discuss these results will take place on April 28 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 871-5924-8681. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link. A replay of the event will be available on the Millicom website.

Financial calendar

2022

Date	Event
May 4	2022 AGM
July 28	Q2 2022 results
October 27	Q3 2022 results

For further information, please contact

Press:	Investors:
Karim Lesina, EVP Chief External Affairs Officer	Michel Morin, VP Investor Relations
Yocasta Valdez, Group Manager Digital Media & Communications	Sarah Inmon, Director Investor Relations
press@millicom.com	investors@millicom.com

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Earnings Release Q1 2022

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2022, Millicom employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to around 50 million customers, with a fiber-cable footprint of close to 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on April 28, 2022.

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Earnings Release Q1 2022

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside our principal geographic markets, such as the armed conflict between Russia and Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, piracy or acts by terrorists, including the impact of the COVID-19 virus outbreak and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services as a result of the COVID-19 pandemic;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new players as well as industry consolidation;

•	the achievement of our operational goals, financial targets and strategic plans, including the acceleration of cash flow growth, the reduction in net leverage, the expansion of our fixed broadband network, and the implementation of a share repurchase program and environmental, social and governance standards;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging or the ability to disconnect such services during the COVID-19 pandemic, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Annual Report on Form 20-F/A, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S.

Securities and Exchange Commission filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

15

Earnings Release Q1 2022

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Following the changes in perimeter following the Guatemala acquisition and the Africa disposal, Millicom's management modified the company's external reporting with the primary objective of simplifying it. As a result, the Group has discontinued the use of the following non-IFRS measures: Proportionate financial obligations, Proportionate leverage, Proportionate leverage after leases, and all Underlying measures (as these mainly reflected the full consolidation of Guatemala). The definitions of EBITDA and Return on Invested Capital have been adjusted to reflect this change. In addition, the Group changed the definition of Equity Free Cash Flow to include spectrum paid and lease principal repayments in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation. As a result we no longer refer to Equity Free Cash Flow 'after Leases'.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease interest and principal repayments.

EBITDA Margin represents EBITDA in relation to Revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

16

Earnings Release Q1 2022

Net debt is Debt and financial liabilities less cash and pledged and time deposits.

Net financial obligations is Net debt plus lease liabilities.

Leverage is the ratio of net financial obligations over LTM (Last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions and disposals made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2021 Annual Report for a list and description of non-IFRS measures.

17

Earnings Release Q1 2022

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q1 2022	Q1 2022	Q1 2022	Q1 2022
A- Current period	1,408	1,300	564	365
B- Prior year period	999	946	362	242
C- Reported growth (A/B)	40.9%	37.4%	55.8%	51.0%
D- Perimeter	38.5%	35.0%	58.8%	68.8%
E- FX and other	(2.1)%	(2.2)%	(3.2)%	(10.2)%
F- Organic Growth (C-D-E)	4.5%	4.6%	0.2%	(7.6)%

*Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences that are captured in "Other".

ARPU reconciliations

Mobile ARPU Reconciliation	Q1 2022	Q1 2021
Mobile service revenue ($m)	737	722
Mobile Service revenue ($m) from non-Tigo customers ($m) *	(11)	(6)
Mobile Service revenue ($m) from Tigo customers (A)	726	716
Mobile customers - end of period (000)	39,956	37,912
Mobile customers - average (000) (B) **	39,879	37,513
Mobile ARPU (USD/Month) (A/B/number of months)	6.1	6.4

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Home ARPU Reconciliation	Q1 2022	Q1 2021
Home service revenue ($m)	398	393
Home service revenue ($m) from non-Tigo customers ($m) *	(8)	(8)
Home service revenue ($m) from Tigo customers (A)	390	385
Customer Relationships - end of period (000) **	4,762	4,519
Customer Relationships - average (000) (B) ***	4,733	4,444
Home ARPU (USD/Month) (A/B/number of months)	27.5	28.9

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

18

Earnings Release Q1 2022

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q1 22	Q4 21	QoQ	Q1 21	YoY	Q1 22	Q4 21	QoQ	Q1 21	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,906	3,903	(0.1)%	3,588	(8.1)%	3,748	3,981	6.2%	3,737	(0.3)%
Costa Rica	CRC	651	637	(2.2)%	616	(5.4)%	667	645	(3.3)%	616	(7.7)%
Guatemala	GTQ	7.70	7.73	0.4%	7.75	0.7%	7.68	7.72	0.5%	7.71	0.5%
Honduras	HNL	24.50	24.25	(1.0)%	24.16	(1.4)%	24.43	24.43	0.0%	24.10	(1.3)%
Nicaragua	NIO	35.61	35.43	(0.5)%	34.91	(2.0)%	35.69	35.52	(0.5)%	34.99	(2.0)%
Paraguay	PYG	6,966	6,886	(1.1)%	6,696	(3.9)%	6,930	6,886	(0.6)%	6,311	(8.9)%
Tanzania	TZS	2,313	2,305	(0.4)%	2,315	0.1%	2,324	2,305	(0.8)%	2,319	(0.2)%

Reconciliation of Net financial obligations to EBITDA as of March 31, 2022

Debt Information - March 31, 2022	Financial obligations			EBITDA	Proforma
$ millions	Gross	Cash	Net		Adjustments*	EBITDA	Leverage
Millicom Group (IFRS)	8,494	699	7,795	1,719	534	2,253	3.46x

*Related to Guatemala acquisition completed on November 12, 2021.

Capex Reconciliation

Capex Reconciliation	Q1 2022	Q1 2021
Consolidated:
Additions to property, plant and equipment	159	95
Additions to licenses and other intangibles	129	25
Of which spectrum and license costs	88	—
Total consolidated additions	288	120
Of which capital expenditures related to corporate offices	2	2

19

Earnings Release Q1 2022

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q1 2022	Q1 2021
Net cash provided by operating activities	268	87
Purchase of property, plant and equipment	(196)	(171)
Proceeds from sale of property, plant and equipment	4	1
Purchase of intangible assets	(84)	(63)
Purchase of spectrum and licenses	(30)	(20)
Proceeds from sale of intangible assets	—	—
Finance charges paid, net	140	128
Operating free cash flow	101	(38)
Interest (paid), net	(140)	(128)
Lease Principal Repayments	(44)	(29)
Free cash flow	(83)	(195)
Repatriation from joint ventures and associates	14	15
Dividends paid to non-controlling interests	—	(3)
Equity free cash flow	(69)	(183)

OCF (EBITDA- Capex) Reconciliation

Group OCF	Q1 2022	Q1 2021
EBITDA	564	362
(-)Capex (Ex. Spectrum)	199	120
OCF	365	242

20

Item 2

Unaudited Interim Condensed Consolidated Financial Statements

For the three-month period ended March 31, 2022

April 28, 2022

Report on review of interim condensed consolidated financial statements

To the Shareholders,

Millicom International Cellular S.A.

2, rue du Fort Bourbon

L – 1249 - Luxembourg

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of Millicom International Cellular S.A. as of 31 March 2022, which comprise the interim condensed consolidated statement of financial position as at 31 March 2022 and the related interim condensed consolidated statement of income, the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity, the interim condensed consolidated statement of cash flow for the three-month period then ended and explanatory notes. Management is responsible for the preparation and fair presentation of these interim condensed financial statements in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting as adopted by the European Union (“IAS 34”). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union.

Ernst & Young
Société anonyme
Cabinet de révision agréé

/s/ Bruno Di Bartolomeo

Luxembourg, 28 April 2022

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statement of income for the three-month period ended March 31, 2022

in millions of U.S. dollars except per share data	Notes	Three months ended March 31, 2022 (ii)	Three months ended March 31, 2021 (i)
Continuing Operations
Revenue	5	1,408	999
Cost of sales		(370)	(278)
Gross profit		1,038	722
Operating expenses		(474)	(360)
Depreciation		(256)	(198)
Amortization		(81)	(105)
Share of profit in joint ventures (ii)	8	8	61
Other operating income (expenses), net		—	(17)
Operating profit	5	234	103
Interest and other financial expenses	11	(143)	(133)
Interest and other financial income	11	2	3
Other non-operating (expenses) income, net	6	4	57
Profit (loss) from other joint ventures and associates, net	3	1	(1)
Profit before taxes from continuing operations		99	30
Tax (charge), net		(69)	(20)
Profit from continuing operations		29	9
Profit (loss) from discontinued operations, net of tax	4	(5)	14
Net profit for the period		24	24

Attributable to:
Owners of the Company		23	42
Non-controlling interests		1	(19)

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share)	7	0.23	0.41
Diluted ($ per share)	7	0.23	0.41

(i) Re-presented for discontinued operations (see note 4)

(ii) Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note 3 for further details. As a result, numbers are not be directly comparable with March 31, 2021 figures.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period ended March 31, 2022

in millions of U.S. dollars	Three months ended March 31, 2022	Three months ended March 31, 2021
Net profit for the period	24	24
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	21	(48)
Change in value of cash flow hedges, net of tax effects	3	4
Total comprehensive income (loss) for the period	49	(20)

Attributable to:
Owners of the Company	46	5
Non-controlling interests	3	(25)

Total comprehensive income for the period arises from:
Continuing operations	55	(34)
Discontinued operations	(6)	14

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statement of financial position as at March 31, 2022

in millions of U.S. dollars	Notes	March 31, 2022	December 31, 2021 (i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	10	7,547	7,520
Property, plant and equipment, net	9	3,202	3,382
Right of use assets		942	1,024
Investments in joint ventures	3, 8	604	596
Investments in associates		8	22
Contract costs, net		9	8
Deferred tax assets		184	180
Derivative financial instruments	14	13	21
Amounts due from non-controlling interests, associates and joint ventures	13	17	24
Other non-current assets		74	74
TOTAL NON-CURRENT ASSETS		12,599	12,852

CURRENT ASSETS
Inventories		90	63
Trade receivables, net		393	405
Contract assets, net		70	69
Amounts due from non-controlling interests, associates and joint ventures	13	43	42
Prepayments and accrued income		207	168
Current income tax assets		89	104
Supplier advances for capital expenditure		19	35
Other current assets		244	302
Restricted cash		55	203
Cash and cash equivalents		695	895
TOTAL CURRENT ASSETS		1,906	2,286
Assets held for sale	4	661	—
TOTAL ASSETS		15,166	15,139

(i) Restated after the finalization of the Guatemala purchase accounting. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statement of financial position as at March 31, 2022 (continued)

in millions of U.S. dollars	Notes	March 31, 2022	December 31, 2021 (i)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		627	628
Treasury shares		(50)	(60)
Other reserves		(581)	(594)
Retained profits		2,614	2,019
Net profit for the period attributable to equity holders		23	590
Equity attributable to owners of the Company		2,633	2,583
Non-controlling interests		158	157
TOTAL EQUITY		2,791	2,740

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	6,880	5,904
Lease liabilities	11	917	996
Derivative financial instruments	14	16	1
Payables and accruals for capital expenditure		516	435
Provisions and other non-current liabilities		364	364
Deferred tax liabilities		159	214
TOTAL NON-CURRENT LIABILITIES		8,853	7,914

CURRENT LIABILITIES
Debt and financing	11	542	1,840
Lease liabilities	11	154	171
Put option liability	14	290	290
Derivative financial instruments		1	—
Payables and accruals for capital expenditure		347	452
Other trade payables		380	347
Amounts due to non-controlling interests, associates and joint ventures	13	77	74
Accrued interest and other expenses		458	539
Current income tax liabilities		119	128
Contract liabilities		92	97
Provisions and other current liabilities		323	546
TOTAL CURRENT LIABILITIES		2,782	4,485
Liabilities directly associated with assets held for sale	4	739	—
TOTAL LIABILITIES		12,375	12,399
TOTAL EQUITY AND LIABILITIES		15,166	15,139

(i) Restated after the finalization of the Guatemala purchase accounting. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statement of cash flows for three-month period ended March 31, 2022

in millions of U.S. dollars	Notes	March 31, 2022	March 31, 2021 (i)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		99	30
Loss before taxes from discontinued operations	4	(3)	(3)
Profit (loss) before taxes		96	27
Adjustments to reconcile to net cash:
Interest expense on leases		38	39
Interest expense on debt and other financing		116	108
Interest and other financial income		(2)	(3)
Adjustments for non-cash items:
Depreciation and amortization	5	358	324
Share of net profit in joint ventures		(8)	(61)
(Gain) loss on disposal and impairment of assets, net		2	17
Share-based compensation		7	(3)
Loss from other joint ventures and associates, net		(1)	1
Other non-cash non-operating (income) expenses, net	6	(5)	(57)
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(77)	(86)
Decrease (increase) in inventories		(28)	(10)
Increase (decrease) in trade and other payables, net		(24)	(73)
Increase (decrease) in contract assets, liabilities and costs, net		(3)	—
Total changes in working capital		(131)	(168)
Interest paid on leases		(38)	(36)
Interest paid on debt and other financing		(104)	(92)
Interest received		1	—
Taxes paid		(62)	(9)
Net cash provided by operating activities		268	87
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired		11	(1)
Proceeds from disposal of subsidiaries and associates, net of cash disposed		3	8
Purchase of spectrum and licenses		(30)	(20)
Purchase of other intangible assets	10	(84)	(63)
Purchase of property, plant and equipment	9	(196)	(171)
Proceeds from sale of property, plant and equipment	9	4	1
Dividends and dividend advances received from joint ventures		1	—
Settlement of financial derivative instruments	14	8	—
Transfer (to) / from pledge deposits		33	—
Cash (used in) provided by other investing activities, net		4	8
Net cash used in investing activities		(247)	(238)

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statement of cash flows for the three-month period ended March 31, 2022 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	1,166	160
Repayment of debt and other financing	11	(1,320)	(394)
Loan repayment from (advance to) joint venture		—	148
Lease capital repayment		(44)	(29)
Advances and dividends paid to non-controlling interests		—	(3)
Net cash used in financing activities		(198)	(119)
Exchange impact on cash and cash equivalents, net		1	(2)
Net decrease in cash and cash equivalents		(176)	(272)
Cash and cash equivalents at the beginning of the year		895	875
Effect of cash in disposal group held for sale	4	(24)	—
Cash and cash equivalents at the end of the period		695	602

(i) Re-presented for discontinued operations (see note 4)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Unaudited interim condensed consolidated statements of changes in equity for the three-month period ended March 31, 2022

in millions of U.S. dollars	Number of shares (000’s) (iii)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2020	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
Total comprehensive income for the period	—	—	—	—	—	42	(37)	5	(25)	(20)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares(ii)	—	(98)	—	—	(6)	2	—	(4)	—	(4)
Share based compensation	—	—	—	—	—	—	(3)	(3)	—	(3)
Issuance of shares under share-based payment schemes	—	418	—	(2)	24	2	(24)	—	—	—
Balance on March 31, 2021	101,739	(206)	153	476	(12)	2,066	(626)	2,057	188	2,246

Balance on December 31, 2021	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740
Total comprehensive income for the year	—	—	—	—	—	23	22	46	3	49
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)
Purchase of treasury shares(ii)	—	(88)	—	—	(3)	1	—	(3)	—	(3)
Share based compensation	—		—	—	—	—	7	7	—	7
Issuance of shares under share-based payment schemes	—	357	—	(2)	14	4	(16)	—	—	—
Balance on March 31, 2022	101,739	(1,270)	153	474	(49)	2,637	(581)	2,633	158	2,791
(i)	Retained profits – includes profit for the year attributable to equity holders, of which at March 31, 2022, $475 million (2021: $486 million) are not distributable to equity holders.

(ii)	During the three-month period ended March 31, 2022, Millicom withheld approximately 88,055 shares (2021: 98,388 shares) for the settlement of tax obligations on behalf of employees under share-based compensation plans.

(iii)	The authorized share capital amounts to $300 million divided into 200,000 shares with a par value of $1.50 each following the extraordinary general meeting held on February 28, 2022.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Notes to the unaudited interim condensed consolidated statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On November 12, 2021, Millicom acquired the remaining 45% equity interest in its business in Guatemala (collectively, "Tigo Guatemala") and since that date owns 100% equity interest and fully consolidates Tigo Guatemala (see note 3). Accordingly, the statements of income, cash flows in these unaudited interim condensed consolidated financial statements are not directly comparable with Q1 2021 figures and the statement of financial position has been restated accordingly (refer to note 3).

On March 10, 2022, our operations in Tanzania were classified as discontinued operations in the statement of income and as assets held for sale in the statement of financial position after the Group obtained all necessary approvals to conclude the announced divestiture (see note 4). As a result, the numbers in the statement of income have been re-presented for all periods shown. The sale was completed on April 5, 2022 and will be accounted for in the Group's Q2 figures.

On April 27, 2022, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2021 consolidated financial statements, except for the changes described below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

II.	On-going COVID-19 pandemic and Russia-Ukraine war - Qualitative and quantitative assessment on business activities, financial situation and economic performance

Impact on Millicom's markets and business

In February 2022, the Russian Federation commenced an invasion in the country of Ukraine. As a result of this action, various nations have instituted economic sanctions against the Russian Federation. Given the Group has no direct activities in that region of the world, management's view is that these developments and sanctions are unlikely to have a significant impact on the financial results of the Group going forward. Nonetheless, since the situation continues to evolve it remains difficult at this stage to estimate all the direct and indirect impacts which may arise.

In addition, the COVID-19 pandemic continues to have widespread and unpredictable impacts on global societies, economies, financial markets and business practices.

The Group continues to monitor the developments of the aforementioned events.

As of March 31, 2022, and for the three-month period ended March 31, 2022, management did not identify any significant adverse accounting effects as a result of the above-mentioned events.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

III.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

◦	IFRS 3 'Business Combinations' - Reference to Conceptual Framework.

◦	IAS 16 'Property, Plant and Equipment' - Proceeds before intended use.

◦	IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract.

◦	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41.

Amendments effective for annual periods starting on January 1, 2023 that are not expected to have a significant impact on the Group consolidated financial statements:

◦	Amendments to IAS 1, 'Disclosure of Accounting Policies' that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

◦	Amendments to IAS 1, 'Presentation of Financial Statements': These amendments clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability (not yet endorsed by the EU).

◦	IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates.

The following changes to standards are effective for annual periods starting on January 1, 2023 and their potential impact on the Group consolidated financial statements is currently being assessed by Management:

◦	Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognizing deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented (not yet endorsed by the EU).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions for the three-month period ended March 31, 2022

There were no material acquisitions during the three-month period ended March 31, 2022.

Acquisitions 2021

On November 12, 2021, Millicom announced that it has closed the previously-announced agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (collectively, "Tigo Guatemala") from its local partner for $2.2 billion in cash. The acquisition has been financed through a bridge facility (see note 11).

As of March 31, 2022, Millicom has finalized the purchase accounting and determined the fair values of Tigo Guatemala's identifiable assets and liabilities and comparative figures as of December 31, 2021 have been restated accordingly. The finalization of the purchase accounting had an effect on the following financial position line items previously reported as of December 31, 2021:

$ millions	December 31, 2021 As reported	Impact of the finalization of the purchase accounting of Guatemala	December 31, 2021 As restated	Reason for the change
STATEMENT OF FINANCIAL POSITION
ASSETS
Intangible assets, net	7,721	(201)	7,520	(i)
Property, plant and equipment, net	3,198	184	3,382	(ii)
Right-of-use asset (non-current)	1,008	17	1,024	(iii)
(i)	Impact on intangibles resulting from the adjustments explained below.

(ii)	See updated fair values section below. Mainly relates to property, plant and equipment step up.

(iii)	See updated fair values section below. It relates to remeasurement of the right of use assets.

The impact of the finalization of Guatemala's purchase accounting on the 2021 Group statement of income is immaterial. Therefore, no adjustments were made in that respect on comparative figures.

Further details of Guatemala acquisition are provided below.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (continued)

The table below shows the changes in fair values compared to the values reported as of December 31, 2021.

At acquisition date - November 12, 2021 (in millions of U.S. dollars)	Provisional fair values (100%)	Updated fair values (100%)	Changes
Intangible assets (excluding goodwill) (i)	1,294	1,917	623
Property, plant and equipment (ii)	547	731	184
Right of use assets (iii)	189	205	17
Other non-current assets	5	5	—
Current assets (excluding cash)	245	245	—
Trade receivables (iv)	42	42	—
Cash and cash equivalents	199	199	—
Total assets acquired	2,521	3,345	823
Lease liabilities (iii)	205	205	—
Other debt and financing	417	417	—
Other liabilities	280	280	—
Total liabilities assumed	901	901	—
Fair value of assets acquired and liabilities assumed, net - A	1,620	2,443	823
Purchase consideration (45%) - B	2,195	2,195	—
Implied fair value (100% of business) - C	4,877	4,877	—
Carrying value of our investment in joint venture at acquisition date - D	2,013	2,013	—
Goodwill arising on change of control - B+D-A=E	2,588	1,765	(823)
Revaluation of previously held interests - C-B-D=F (v)	670	670	—
Total goodwill - E+F=G	3,258	2,434	(823)
(i)	Fair value step-up have been recognized mainly on the following intangible assets:

a) the customer lists for an amount of $514 million, with estimated weighted average useful lives of 9.3 years.

b) the spectrum and licenses held by Tigo Guatemala for $51 million, with a remaining useful life of 11 years.

c) the trademarks and brand held and operated by Tigo Guatemala for $62 million, bringing its carrying value to $910 million. Management determined that the latter have indefinite useful lives.

(ii)	A fair value step-up of $184 million has been recognized on property, plant and equipment, mainly on the core network, network equipment and owned towers. The weighted average remaining useful live is estimated at 6 years.

(iii)	The Group measured the lease liability at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired lease were a new lease at the acquisition date. The right-of-use assets have been adjusted by $17 million to be measured at the same amount as the lease liabilities.

(iv)	The fair value of trade receivables acquired approximate their carrying value of $42 million.

(v)	The acquisition has been determined as a business combination achieved in stages, requiring Millicom to remeasure its 55% previously held equity investment in Tigo Guatemala at its acquisition date fair value; the resulting gain has been recognized in the statement of income under the line "Revaluation of previously held interests" and is included in the goodwill calculation (see above).

The goodwill is attributable to the workforce and the high profitability of Tigo Guatemala. It is currently not expected to be tax deductible. From November 12, 2021 to December 31, 2021, Tigo Guatemala contributed $223 million of revenue and $28 million of net profit to the Group. If Tigo Guatemala had been acquired on January 1, 2021, incremental revenue for the year 2021 would have been $1.38 billion and incremental net profit for the same period of $147 million. Acquisition related costs included in the statement of income under operating expenses were immaterial.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations-Tanzania

On April 19, 2021, Millicom agreed to sell its entire operations in Tanzania to a consortium led by Axian. This decision was taken in line with the Group's strategy to re-invest capital into Latin America. On March 10, 2022, the Group obtained the final necessary regulatory approvals and completed the transaction on April 5, 2022 (see note 15). Consequently, as from March 10, 2022 and in accordance with IFRS 5, all assets and liabilities of our operations in Tanzania were classified as held for sale and their results have been removed from the results of continuing operations and are shown as a single line item on the face of the statement of comprehensive income under 'net result from discontinued operations'. Comparative figures of the statement of income have been re-presented accordingly.

The carrying amounts of assets and liabilities in our operations in Tanzania that were transferred to assets held for sale are as follows:

Assets and liabilities held for sale (in millions of U.S. dollars)	March 10, 2022
Intangible assets, net	57
Property, plant and equipment, net	166
Right of use assets	163
Other non-current assets	15
Current assets	235
Cash and cash equivalents	24
Total assets of disposal group held for sale	661
Non-current financial liabilities	382
Current liabilities	357
Total liabilities of disposal group held for sale	739
Net assets / book value	(79)

The operating results of the discontinued operation for the three-month period ended March 31, 2022 and March 31, 2021 are set out below. The figures shown below are after inter-company eliminations.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Results from Discontinued Operations (in millions of U.S. dollars)	Three months ended March 31, 2022	Three months ended March 31, 2021
Revenue	88	89
Cost of sales	(26)	(25)
Operating expenses	(27)	(31)
Depreciation and amortization	(21)	(21)
Other operating income (expenses), net	4	—
Other expenses linked to the disposal of discontinued operations	(5)	—
Operating profit (loss)	8	12
Interest income (expense), net	(12)	(15)
Profit (loss) before taxes	(3)	(3)
Credit (charge) for taxes, net	(3)	17
Net profit/(loss) from discontinuing operations	(5)	14

Cash flows from discontinued operations (in millions of U.S. dollars)	Three months ended March 31, 2022	Three months ended March 31, 2021
Cash from (used in) operating activities, net	17	21
Cash from (used in) investing activities, net	4	—
Cash from (used in) financing activities, net	—	—
Net cash inflows/(outflows)	21	21

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return for its operations were predominantly affected by operating in different geographical regions. Until the divestiture of our Tanzania business, see note 4, the Millicom Group had businesses in two main regions, Latin America and Africa, which constituted our two segments, and were reflected as such the consolidated financial statements. As a result of the sale of the Tanzania business, going forward we will no longer report an Africa segment in our consolidated financial statements for future periods and the historical results of our Tanzania operations through the date of divestiture will be reflected under the income statement caption “Discontinued operations” in our financial statements for future periods. The Group now only operates in a single region, Latin America.

As a result, the Group now reports a single segment, called ‘Group Segment’, which include our Latam figures, and the region and central corporate costs. Group segment figures will continue to include our Honduras joint venture as if it was fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Group segment figures also include our operations in Guatemala for comparative periods. On November 12, 2021, we acquired the remaining 45% equity interest in our Guatemala joint venture business, and we now fully consolidate our operations in Guatemala (see note 3). Prior to this date, we held a 55% stake in our operations in Guatemala and accounted for them using the equity method of accounting and as a joint venture, along with our operations in Honduras.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Revenue, operating profit (loss), EBITDA and other segment information for the three-month periods ended March 31, 2022 and 2021, are as follows:

Three months ended March 31, 2022 (in millions of U.S. dollars)	Group Segment (viii)	Honduras(vii)	Eliminations and transfers	Group
Mobile revenue	844	(107)	—	737
Cable and other fixed services revenue	570	(26)	1	545
Other revenue	18	(1)	—	18
Service revenue (i)	1,432	(134)	2	1,300
Telephone and equipment and other revenue (i)	117	(8)	—	109
Revenue	1,549	(142)	2	1,408
Operating profit (loss)	256	(29)	8	234
Add back:
Depreciation and amortization	363	(26)	—	337
Share of profit in joint ventures (viii)	—	—	(8)	(8)
Other operating income (expenses), net	—	—	—	—
EBITDA (ii)	620	(56)	—	564
EBITDA from discontinued operations	30	—	—	30
EBITDA incl discontinued operations	650	(56)	—	594
Capital expenditure (iii)	(301)	25	—	(276)
Spectrum paid	(30)	—	—	(30)
Changes in working capital and others (iv)	(124)	—	—	(124)
Taxes paid	(65)	3	—	(62)
Operating free cash flow (v)	129	(27)	—	101
Total Assets (vi)	15,523	(1,087)	730	15,166
Total Liabilities	12,918	(669)	126	12,375

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

5. SEGMENT INFORMATION (Continued)

Three months ended March 31, 2021 (in millions of U.S. dollars)	Group Segment (viii)	Guatemala and Honduras	Eliminations and transfers	Group
Mobile revenue	833	(379)	1	454
Cable and other fixed services revenue	563	(90)	5	477
Other revenue	16	(2)	—	15
Service revenue (i)	1,412	(471)	5	946
Telephone and equipment revenue (i)	118	(64)	—	54
Revenue	1,529	(535)	5	999
Operating profit (loss)	201	(160)	62	103
Add back:
Depreciation and amortization	416	(114)	—	303
Share of profit in joint ventures	—	—	(62)	(62)
Other operating income (expenses), net	18	—	—	17
EBITDA (ii)	635	(274)	—	362
EBITDA from discontinued operations	32	—	—	32
EBITDA incl discontinued operations	668	(274)	—	394
Capital expenditure (iii)	(294)	62	—	(233)
Spectrum paid	(35)	15	—	(20)
Changes in working capital and others (iv)	(161)	(10)	—	(171)
Taxes paid	(38)	29	—	(9)
Operating free cash flow (v)	140	(179)	—	(38)
Total Assets (vi)	13,669	(5,063)	3,182	11,788
Total Liabilities	10,944	(1,873)	471	9,542
(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets.

(iii)	Excluding spectrum and licenses

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.

(v)	Operating Free Cash Flow is EBITDA less capex, less spectrum paid, less change in working capital, other non-cash items (share-based payment expense) and taxes paid. From 2022, the Group changed the definition of Operating Free Cash Flow to include spectrum paid in response to feedback from users of our financial statements who prefer a more comprehensive view of our cash flow generation.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala (prior to acquisition) and Honduras as reported in the Group segment.

(viii)	As further explained above, Group Segment numbers include Guatemala (until acquisition in November 2021) and Honduras as if they were fully consolidated, and excludes Africa.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

5. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Three months ended March 31, 2022	Three months ended March 31, 2021
in millions of U.S. dollars	Timing of revenue recognition	Group	Group
Mobile	Over time	727	445
Mobile Financial Services	Point in time	9	9
Cable and other fixed services	Over time	545	477
Other	Over time	18	15
Service Revenue		1,300	946
Telephone and equipment	Point in time	109	54
Revenue from contracts with customers		1,408	999

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Three months ended March 31, 2022	Three months ended March 31, 2021 (i)
Change in fair value of derivatives (Note 14)	8	—
Change in fair value in investment in Helios Towers (ii)	—	18
Change in value of call option and put option liability (Note 14)	—	1
Exchange gains (losses), net	(4)	37
Other non-operating income (expenses), net	—	1
Total	4	57
(i)	Re-presented for discontinued operations (see note 4).

(ii)	In June 2021, Millicom disposed of its remaining shareholding in HT.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Three months ended March 31, 2022	Three months ended March 31, 2021 (ii)
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	28	28
Net profit (loss) attributable to equity holders from discontinued operations	(5)	14
Net profit (loss) attributable to all equity holders to determine the basic profit (loss) per share	23	42

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	100,460	101,334
Potential shares as a result of long term incentive plans	237	178
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	100,697	101,512

in U.S. dollars
Basic
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.28	0.26
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	(0.05)	0.14
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	0.23	0.41
Diluted
Earnings (loss) per common share for profit (loss) from continuing operations attributable to owners of the Company	0.28	0.26
Earnings (loss) per common share for profit (loss) from discontinued operations attributable to owners of the Company	(0.05)	0.14
Earnings (loss) per common share for profit (loss) for the period attributable to owners of the Company	0.23	0.41
(i)	For the purpose of calculating the diluted earnings (loss) per common share, the weighted average outstanding shares used for the basic earnings (loss) per common share were increased only by the portion of the shares which have a dilutive effect on the earnings (loss) per common share.

(ii)	Re-presented for discontinued operations (see note 4)

8. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At March 31, 2022, the equity accounted net assets of our joint venture in Honduras totaled $418 million (December 31, 2021: Honduras: $406 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2021: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the three-month period ended March 31, 2022 and March 31, 2021, Millicom's joint venture in Honduras repatriated cash of $13 million(March 31, 2021: $15 million) under the form of management fees and repayment of a shareholder loan.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

in millions of U.S. dollars	2022
Honduras (i)
Opening Balance at January 1, 2022	596
Results for the period	8
Closing Balance at March 31, 2022	604

(i) Share of profit is recognized under ‘Share of profit in the joint ventures’ in the statement of income for the period ended March 31, 2022.

9. PROPERTY, PLANT AND EQUIPMENT

During the three-month period ended March 31, 2022, Millicom added property, plant and equipment for $159 million (March 31, 2021: $95 million) and received $4 million from disposal of property, plant and equipment (March 31, 2021: $1 million).

10. INTANGIBLE ASSETS

During the three-month period ended March 31, 2022, Millicom added intangible assets for $129 million of which $88 million related to spectrum and licenses, and $40 million to additions of other intangible assets (March 31, 2021: $25 million out of which $0.3 million related to spectrum and licenses and $25 million to additions of intangible assets) and did not receive any proceeds from disposal of intangible assets (March 31, 2021: nil).

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing for the three-month period ended March 31, 2022 were as follows:

Luxembourg

On January 10, 2022, Millicom placed a SEK 2.2 billion (approximately $234 million at the March 31, 2022 exchange rate) senior unsecured sustainability bond (the "Bond") within its Sustainability bond framework. The Bond is due on 2027 and carries a floating coupon priced at 3m Stibor+300bps, The Bond is listed on the Nasdaq Stockholm sustainable bond list. On January 13, 2022, Millicom executed a swap on the principal amount to hedge it to USD (see note 14).

Colombia

On January 21, 2022, Colombia Movil S.A. repaid $100 million of the outstanding amount of the Syndicated Loan Agreement dated June 8, 2017. On January 19, 2022, the respective cross currency swaps with Bancolombia and JP Morgan for $25 million, each, were terminated. As of March 31, 2022, there is still $50 million outstanding under the syndicated loan, which is covered by cross currency and interest rate swaps.

Guatemala

On January 27, 2022, our principal subsidiary in Guatemala, Comunicaciones Celulares, S.A. ("Comcel"), completed the issuance of a new 10-year $900 million Bond with a coupon of 5.125% per annum. The proceeds from this bond were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in the Tigo Guatemala operations (see Notes 3 and 15).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at March 31, 2022	As at December 31, 2021
Due within:
One year	542	1,840
One-two years	188	206
Two-three years	459	486
Three-four years	723	843
Four-five years	990	758
After five years	4,520	3,610
Total debt and financing	7,423	7,744

11. FINANCIAL OBLIGATIONS (Continued)

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at March 31, 2022 and December 31, 2021.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at March 31, 2022	As at December 31, 2021	As at March 31, 2022	As at December 31, 2020
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	53	71	109	82
1-3 years	6	6	—	—
3-5 years	218	223	—	—
Total	277	300	109	82

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Three months ended March 31, 2022	Three months ended March 31, 2021
Interest expense on bonds and bank financing	(103)	(82)
Interest expense on leases	(31)	(29)
Early redemption charges	—	(5)
Others	(9)	(16)
Total interest and other financial expenses	(143)	(133)

12. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of March 31, 2022, the total amount of claims brought against Millicom and its subsidiaries is $244 million (December 31, 2021: $246 million). The Group's share of the comparable exposure for its joint venture in Honduras is $9 million (December 31, 2021: $13 million).

As at March 31, 2022, $28 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2021: $36 million). The Group's share of provisions made by the joint venture was $1 million (December 31, 2021: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Taxation

At March 31, 2022, the tax risks exposure of the Group's subsidiaries is estimated at $308 million, for which provisions of $67 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2021: $343 million of which provisions of $69 million were recorded). The Group's share of comparable tax exposure and provisions in its joint ventures amounts to $77 million (December 31, 2021: $68 million) and $5 million (December 31, 2021: $3 million), respectively.

Capital commitments

At March 31, 2022, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $676 million of which $476 million are due within one year (December 31, 2021: $761 million of which $428 million are due within one year). The Group’s share of commitments in the joint ventures is $36 million and $36 million. (December 31, 2021: $41 million and $41 million).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

13. RELATED PARTY

The following transactions were conducted with related parties:

in millions of U.S. dollars	Three months ended March 31, 2022	Three months ended March 31, 2021
Expenses
Purchases of goods and services from Miffin (i)	—	(49)
Purchases of goods and services from EPM	(10)	(10)
Other expenses	(2)	(5)
Total	(13)	(64)

Income / gains
Sale of goods and services to Miffin (i)	—	89
Sale of goods and services to EPM	3	4
Other revenue	—	1
Total	3	93
(i)	Miffin entities are not considered as related parties since November 12, 2021 (see note 3).

The Group had the following balances with related parties:

in millions of U.S. dollars	As at March 31, 2022	As at December 31, 2021
Liabilities
Payables to Honduras joint venture (i)	69	69
Payables to EPM	43	15
Payables to Panama non-controlling interests	23	1
Other accounts payable (ii)	2	2
Total	137	87
(i)	Mainly advances for dividends expected to be declared in 2022.

(ii)	Following Tanzania's classification as held for sale (see note 4), WIOCC is not considered as a related party anymore.

in millions of U.S. dollars	As at March 31, 2022	As at December 31, 2021
Assets
Receivables from Honduras joint venture (i)	55	62
Receivables from EPM	3	2
Receivables from Panama non-controlling interests	3	1
Other accounts receivable (ii)	—	5
Total	61	70
(i)	In November 2020, our operations in Honduras completed a shareholding restructuring whereby Telefónica Celular S.A. acquired the shares of Navega S.A. de C.V. from its existing shareholders. The sale consideration is payable in several installments with a final settlement in November 2023. As of March 31, 2022, $17 million out of a total receivable of $46 million is due after more than one year and therefore disclosed in non-current assets. During 2022, our operations in Honduras repaid $8 million to Millicom.

(ii)	Following Tanzania's classification as held for sale (see note 4), WIOCC is not considered as a related party anymore.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

14. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at March 31, 2022 and December 31, 2021:

in millions of U.S. dollars	Carrying value		Fair value
	As at March 31, 2022	As at December 31, 2021	As at March 31, 2022	As at December 31, 2021
Financial liabilities
Debt and financing	7,423	7,744	7,284	7,817
(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the 2024 SEK 2 billion and the 2027 SEK 2,2 billion (approximately $213 million and $234 million, respectively, using the exchange rate as at March 31, 2022) senior unsecured sustainability bonds issued in May 2019 and January 2022, respectively). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity dates are May 2024 and January 2027, respectively. The hedging relationships are highly effective and related fluctuations are recorded through other comprehensive income. At March 31, 2022, the fair values of the swaps amount to an asset of $6 million (December 31, 2021: an asset of $6 million).

Colombia and El Salvador operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long-term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At March 31, 2022, the fair value of El Salvador amount to nil, ( December 31, 2021: a liability of $1 million) and the fair value of Colombia swaps amount to an asset of $7 million (December 31, 2021: an asset of $15 million). On January 19, 2022, a portion of the cross-currency swaps with Bancolombia and JP Morgan were settled in cash for an amount of $8 million.

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

Call and put options - Panama

As of March 31, 2022, the put option liability is valued at $290 million similar to what Millicom reported as of December 31, 2021, as there were no significant developments in assumptions indicating a significant change in Panama operations' valuation.

The call option, having a strike price at initial Transaction price +10% interest p.a (exercisable from June 14, 2022 to July 14, 2022), has been valued at $0.3 million.

There are no other derivative financial instruments with a significant fair value at March 31, 2022.

15. SUBSEQUENT EVENTS

Tanzania divestiture

On April 5, 2022, Millicom closed the previously-announced disposal of its operations in Tanzania to a consortium led by Axian, a pan-African group., thereby completing our exit from the African region. In accordance with the terms of the sale, Axian has assumed ownership of the business, including its debt and other obligations, and Millicom has received net cash consideration of approximately $100 million.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2022

Financing

On April 13, 2022, MIC S.A. repaid an additional $100 million on the bridge loan agreement entered into on November 10, 2021 for the acquisition of the remaining 45% equity interest in its Guatemala joint venture business. As of April 28, 2022, $350 million of this bridge facility remained outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: April 28, 2022